UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-1)
(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
DELPHI CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

247126105
(CUSIP NUMBER)

David Aufhauser, Esq.
UBS AG
299 Park Avenue
New York, New York 10171
212-821-3000
(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2007
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247126105

1	NAMES OF REPORTING PERSONS

UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG)

	* See item 5

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑(1)
	(b) ☑(2)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		4,414,861

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,414,861

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,414,861(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.79%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK
(1) Box (a) is checked with respect to the relationship of the Reporting Person and the other New Proposing Investors described in Item 4. As a result of the New Investment Agreement described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer’s Common Stock beneficially owned by the New Proposing Investors described in Item 4. Based on information provided to the Reporting Person or in Schedules 13D filed by the other New Proposing Investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its related entities beneficially own 1,482,206 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and Goldman Sachs & Co. and its related entities beneficially own 14,892,921 shares. The total percentage of the outstanding shares of Common Stock beneficially owned by all of the New Proposing Investors and their related entities is approximately 22.36%.
(2) Box (b) is checked with respect to the relationship of the Reporting Person and the Additional Investors described in Item 4 of Amendment 1 to the Schedule 13D, dated July 25, 2007. As a result of the arrangements in the Additional Investor Agreement described in such Item 4, the Reporting Person may be deemed a member of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Additional Investors under the Additional Investor Agreement. The Reporting Person, however, expressly disclaims membership in any group with the Additional Investors as a result of the Additional Investor Agreement.

Item 1. Security and Issuer
This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial Schedule 13D”) initially filed on December 18, 2006 by the Reporting Person (as defined in the Initial Schedule 13D), as amended on July 25, 2007 relates to the common stock, $0.01 par value per share (the “Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed to amend the Initial Schedule 13D as specifically set forth below.
Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Person. The Reporting Person expressly disclaims any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to the Reporting Person.
The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference to the Exhibits to the Schedule 13D/A filed by Appaloosa Management L.P., dated November 16, 2007, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.
Item 4 is hereby amended by adding the following:
New Revised Proposal
On November 14, 2007, ADAH, Del-Auto, Merrill, UBS Securities LLC, GS and Pardus DPH delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the “New Revised Proposal”). Each of ADAH, Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the “New Proposing Investors.” The New Revised Proposal contemplates that the New Proposing Investors would enter into an amendment (the “Restated Amendment”) to the New Investment Agreement, which contemplates a revised plan of reorganization for the Issuer. The New Proposing Investors will not be obligated to enter into the Restated Amendment unless certain conditions are met, including approval of the Restated Amendment by the Bankruptcy Court.
Equity Investment
Under the terms of the New Investment Agreement, as amended by the Restated Amendment (the “Restated Amended Investment Agreement”) on the terms and subject to the conditions of the Restated Amended Investment Agreement, the New Proposing Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Proposing Investor would purchase for $38.39 per share, each New Proposing Investor’s proportionate share of 4,558,479 shares of the reorganized Issuer’s new common stock (the “New Revised Direct Subscription Shares”); (ii) each Co-Investor would purchase for $42.20 per share, each Co-Investor’s proportionate share of $400 million of the reorganized Issuer’s new Series B Senior Convertible Preferred Stock (the “New Revised Series B Preferred Stock”); and (iii) ADAH would purchase for $38.39 per share, 10,419,380 shares of the reorganized Issuer’s new Series A-1 Senior Convertible Preferred Stock. The number of New Revised Direct Subscription Shares and New Revised Series B Preferred Stock to be purchased by each New Proposing Investor is set forth on Schedule 2 to the Restated Amendment.
Additionally, on the terms and subject to the conditions of the Restated Amended Investment Agreement, the New Proposing Investors would purchase any unsubscribed shares (the “Revised Unsubscribed Shares”) of the reorganized Issuer’s new common stock in connection with the Revised Rights Offering that would be made available to eligible holders (the “Eligible Holders”). In accordance with the Restated Amended Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.
Altogether, the New Proposing Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The Restated Amended Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Proposing Investors of certain termination rights, all of which are more fully described in the Restated Amended Investment Agreement.
The New Proposing Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the Restated Amended Investment Agreement.
New Waiver Letter
On November 14, 2007, the New Proposing Investors and the Issuer entered into a letter agreement (the “New Waiver Letter”) setting forth the parties’ understandings with regard to certain provisions of the New Investment Agreement.
Plan of Reorganization
Attached as Exhibit B to the Restated Amendment is the Issuer’s proposed plan of reorganization (the “Plan”), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM’s claims, and the corporate governance of the reorganized Issuer.
Revised New Investor Letter Agreement
On November 14, 2007, Appaloosa, Harbinger, Merrill, UBS Securities LLC, GS and Pardus agreed to make certain amendments to the Letter Agreement. The amended Letter Agreement would become effective if the Restated Amended Investment Agreement becomes effective. Upon the effectiveness of the amended Letter Agreement, the Letter Agreement attached as Exhibit 21 to the Schedule 13D/A filed by Appaloosa Management LP on July 20, 2007 would terminate and be of no further force or effect.
Except as described in this Item 4 or otherwise described in this Statement, the Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Restated Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the amended Letter Agreement (to the extent it becomes effective), the Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of any confidentiality agreement, the Restated Amended Investment Agreement (to the extent it becomes effective), the New Investment Agreement and the Letter Agreement (to the extent it becomes effective)), the Reporting Person (and its respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) distribute or cause itself to distribute in kind to its stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by the Reporting Person.
This Amendment is not a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer’s plan of reorganization.
Item 6 is hereby amended by adding the following:

On November 14, 2007, the New Proposing Investors delivered the New Revised Proposal to the Issuer, which the Issuer accepted.
On November 14, 2007, the New Proposing Investors and the Issuer entered into the New Waiver Letter.
On November 14, 2007, Appaloosa, Harbinger, Merrill, UBS Securities LLC, GS and Pardus entered into an amended Letter Agreement, which becomes effective only if the Restated Amended Investment Agreement becomes effective.
Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

N	Proposal Letter (attaching form of Restated First Amendment to the Equity Purchase and Commitment Agreement (Exhibit B thereto is incorporated by reference to Exhibit 99.A of the Form 8-K filed by Delphi Corporation on September 7, 2007, as modified by Exhibit B to Exhibit 99.B of the Form 8-K filed by Delphi Corporation on October 31, 2007, as further modified by certain modified pages attached to Exhibit 32 of the Schedule 13D/A filed by Appaloosa Management LP, dated November 16, 2007)) and form of Equity Commitment Letters) dated November 14, 2007, is incorporated by reference to Exhibit 32 of the Schedule 13D/A filed by Appaloosa Management L.P., dated November 16, 2007.

O	Equity Purchase and Commitment Agreement Waiver Letter, dated November 14, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation is incorporated by reference to Exhibit 33 of the Schedule 13D/A filed by Appaloosa Management L.P., dated November 16, 2007.

P	Letter Agreement, dated November 14, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., and Pardus Special Opportunities Master Fund L.P. is incorporated by reference to Exhibit 34 of the Schedule 13D/A filed by Appaloosa Management L.P., dated November 16, 2007.
SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By: /s/ David Kelly

Managing Director

By: /s/ Edward Buscemi

Executive Director
Date: November 26, 2007